ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 17, 2017	Robert Schmidt
(617) 951-7831
Robert.Schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuel, Esq.

Re:	AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975)—Responses to Comments on Amendment No. 6 to Registration Statement Filing on Form N-1A filed on January 27, 2017

Dear Ms. Samuel:

I am writing on behalf of AllianzGI Institutional Multi-Series Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 6 to the Registration Statement on Form N-1A (“Amendment No. 6”), which was filed with the Commission on January 27, 2017 in connection with the annual update of the Trust’s Registration Statement for all of its series (each, a “Portfolio” and, together, the “Portfolios”). On February 17, 2016, since-retired Staff reviewer Ms. Deborah D. Skeens provided, via telephone, oral comments of the Staff of the Commission regarding Amendment No. 6.

The following sets forth each of the Staff’s comments followed by the Trust’s response thereto. Certain comments contained in this letter were reiterated from our previous annual update letter to the Staff dated May 24, 2016 or our letter to the Staff dated September 12, 2016, regarding Amendment No. 5 to the Registration Statement with respect to AllianzGI Best Styles Global Managed Volatility Portfolio, denoted herein with an asterisk (“*”) or caret (“^”), respectively. With respect to such comments, the Trust has largely reiterated in substance the responses given to the Staff previously. Capitalized terms not defined herein shall have the same meaning given in the Private Placement Memoranda (“PPM”) or the Statement of Additional Information (“SAI”) filed as part of Amendment No. 6.

To the extent responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in the next amendment to the Trust’s Registration Statement, and no later than the next annual update amendment.

General

1.	Comment: Please confirm supplementally that all required information, including all required exhibits, was filed in Amendment No. 6.

Response: The Trust confirms that all required information, including all required exhibits, was filed in Amendment No. 6.

PPMs

Principal Investment Strategies and Principal Risks

2.	*Comment: If derivatives may be taken into account in assessing compliance with a Portfolio’s 80% test under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Rule 35d-1 Policy”), please describe how derivatives are included or counted for purposes of the Portfolio’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of the Portfolio’s Rule 35d-1 policy.

*Response: For purposes of determining compliance with its Rule 35d-1 Policy, a Portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, a Portfolio will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Trust reserves the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Portfolio’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 Policy notwithstanding that it had practically no economic exposure to equity investments.

The Trust notes that disclosure in the section of the PPMs titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Portfolio investments listed in this Private Placement Memorandum will apply at the time of investment. The Portfolio would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Portfolio’s investments refer to total assets. Unless otherwise stated, if the Portfolio is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Portfolio may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives, placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

3.	*Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of each Portfolio Summary states that the Portfolio may utilize certain derivative instruments. Please revise this disclosure to include the specific purpose of such derivative investments (for example, for purposes of investment or for hedging).

*Response: The Trust believes the PPMs and SAI contain adequate disclosure relating to the Portfolios’ use of derivatives. Current disclosure in the section of the PPMs titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, the Portfolio may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which the Portfolio would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

The Portfolio’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject the Portfolio to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Portfolio.

In light of existing disclosure relating to the reasons why the Portfolios may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

4.	*Comment: The Staff notes that Turnover Risk is included as a principal risk of each Portfolio and requests that a statement to the effect that the Portfolio may engage in frequent trading be included in the “Principal Investment Strategies” section of the Portfolio Summary of each Portfolio.

*Response: The Trust notes that Item 3 of Form N-1A requires each Portfolio to define portfolio turnover, explain its effects on Portfolio performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all Portfolios, including Portfolios that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all Portfolios, regardless of whether a Portfolio engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

5.	*Comment: The Staff notes that the section of the “Credit and Counterparty Risk” disclosure addressing investments in fixed income securities, repurchase agreements and loans of portfolio securities does not appear to correspond to the “Principal Investment Strategies” disclosure in the applicable Portfolio Summary or the Portfolios’ Item 9 disclosure. The Staff believes such risks are normally associated with funds that invest in fixed-income securities and the Staff notes that certain of the Portfolios invest primarily in equity securities. Please remove the referenced disclosure in any instance where it does not correspond to a principal investment strategy of a Portfolio, or otherwise explain supplementally why such disclosure is appropriate for the Portfolio.

*Response: The Trust believes that including risk disclosure that is consistent for each series of the Trust is helpful to investors and adequately describes the range of risks associated with each type of investment and therefore respectfully declines to make the requested change. Each Portfolio, regardless of whether it is primarily oriented towards equity or debt investments, has the ability to make investments in connection with its principal investment strategies that expose it to credit and counterparty risk and, accordingly, it is appropriate for each Portfolio to identify “Credit and Counterparty Risk” as a primary risk factor.

6.	*Comment: The Staff notes that each Portfolio includes Focused Investment Risk as a principal risk despite not including corresponding disclosure in its respective Portfolio Summary stating that the Portfolio may focus its investments on a limited number of issuers, sectors, industries or geographic regions. Please explain why Focused Investment Risk is an appropriate risk for the Portfolios; or, alternatively, please revise the disclosure in the “Principal Investment Strategies” section of each Portfolio Summary and the corresponding disclosure in the “Principal Investments and Strategies of the Portfolio” section of the PPMs to indicate that the Portfolios may focus their investments on a limited number of issuers, sectors, industries or geographic regions.

*Response: The Trust believes Focused Investment Risk is appropriate for each Portfolio that includes it as a principal risk because the securities and markets in which each such Portfolio primarily invests (e.g., markets relating to equity securities and equity-related investments, fixed-income securities and related instruments, and other investments) have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. A Portfolio, despite being diversified across individual issuers prior to such a disruption, may as a result become temporarily heavily weighted in, and thus exposed to the risks associated with, a small number of issuers, sectors, industries or geographic regions. Additionally, as disclosed in the “Summary of Principal Risks” section of the PPMs, Focused Investment Risk is not limited to non-diversified Portfolios or to diversified Portfolios investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can materially affect certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact each Portfolio, including diversified Portfolios, which typically have investments in the securities of a relatively large number of issuers.

7.	*Comment: The Staff states that disclosure provided in response to Item 4(a) of Form N-1A should not be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue. Please revise as applicable or otherwise confirm that the disclosure provided for each Portfolio in response to Item 4(a) is tailored so that it summarizes the disclosure provided for the same Fund in response to Item 9(b).

*Response: The Trust notes that each Portfolio’s Item 4 disclosure has been tailored to summarize the corresponding information provided in response to Item 9(b) of Form N-1A and is therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance, including the 2014 Mutual Fund Disclosure Guidance. The Trust notes that none of the Portfolio Summaries are identical to the corresponding Item 9(b) disclosure, although much of the language in each Portfolio Summary conforms to the corresponding Item 9(b) disclosure.

8.	*Comment: The Staff notes that the introductory paragraph to the “Summary of Principal Risks” section in each PPM includes the following sentence: “The Portfolio may be subject to additional risks other than those described below because the types of investments made by a portfolio can change over time.” Please remove this sentence. It should not be necessary, given that the Trust would be required to update the PPMs in the event of a material change in the principal investment strategies and principal risks of any Portfolio.

*Response: The Trust respectfully declines to make the requested change. The Trust notes that new risks may emerge as a result of unforeseen market, economic, geopolitical, company-specific or other developments. The Trust therefore believes that the sentence referenced by the Staff is both accurate and helpful to investors, as it provides notice that additional risks may emerge in the future even though they are not currently disclosed as principal risks. The Trust notes further that the referenced disclosure refers to only “additional risks” and not additional principal risks, and the Trust believes that putting investors on notice that additional risks other than the stated principal risks may affect the Portfolio is helpful to investors and compliant with Form N-1A.

9.	^Comment: Please revise the lead-in language in the “Principal Risks” section of the Portfolio Summary to explain why the risks are presented in alphabetical order after the first five or six risks. Please also make a conforming change in the “Principal Investments and Strategies of the Portfolio” section.

^Response: The Trust respectfully submits that the referenced disclosure clearly indicates that the Portfolio has determined the number and content of the most significant principal risks to which, under normal circumstances, the Portfolio expects to be subject. The Trust believes that listing those significant principal risks first—and calling out the specific number of principal risks listed prior to the alphabetized remainder—helps investors understand how the Portfolio may be expected to have different a risk profile from other funds in the Allianz Global Investors fund complex, even if they share common principal risks. If each fund in the Allianz Global Investors fund complex used only an alphabetized list of principal risks, the Trust believes investors would have more difficulty understanding these differences. The Trust believes this method is helpful to investors because it highlights the most significant principal risks of investing in the Portfolios, and also includes the complete list of principal risks. Therefore, the Trust declines to make the requested change.

10.	^Comment: Please consider revising the disclosure for “Liquidity Risks” in the “Principal Investments and Strategies of the Portfolio” section of each PPM to clarify which principal investment strategies and types of investments are subject to this risk.

^Response: The Trust respectfully submits that the “Liquidity Risk” disclosure as currently drafted highlights several specific security types that may become illiquid, and that each such security is eligible for purchase by each Portfolio. The Trust notes, moreover, that because securities may become illiquid for a variety of reasons, liquidity risk is most appropriately disclosed as applying to a Portfolio’s principal investment strategies generally. The Trust submits, furthermore, that it has provided additional disclosure related to liquidity under “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities” that provides further detail on the liquidity characteristics of certain security types. The Trust respectfully submits that its current disclosures related to liquidity risk are clearly delineated and compliant with Form N-1A. Therefore, the Trust declines to make the requested change.

Characteristics and Risks of Securities and Investment Techniques

11.	*Comment: Please revise this section to distinguish between principal and non-principal strategies.

*Response: The Trust respectfully submits that the disclosure in the section of each PPM titled “Characteristics and Risks of Securities and Investment Techniques” is currently presented in a user-friendly and Form-compliant manner. The specific principal investment strategies applicable to each Portfolio are described in the Portfolio’s Portfolio Summary and are reiterated and expanded upon in the section titled “Principal Investments and Strategies of the Portfolio.” Further, the introduction to the section titled “Characteristics and Risks of Securities and Investment Techniques” currently states: “This section provides additional information about some of the principal investments and related risks of the Portfolio identified under “Principal Investments and Strategies of the Portfolio” and “Summary of Principal Risks” above.”

Because the principal investment strategies of each Portfolio are already clearly identified in multiple locations in each PPM, the Trust believes that further distinguishing between principal and non-principal strategies in the section titled “Characteristics and Risks of Securities and Investment Techniques” would increase the size of each PPM without enhancing the quality of the principal risk disclosure, a change which could be in tension with Rule 421(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

12.	*Comment: Please move the disclosure in the sub-section titled “Changes in Investment Objectives and Policies” to each Portfolio’s Item 9 disclosure.

*Response: The Trust respectfully submits that the current location of the disclosure regarding changes in investment objectives and policies is appropriate and compliant with Form N-1A. The Trust believes the information included in the “Changes in Investment Objectives and Policies” section of each PPM does not describe the investment objectives, principal investment strategies or related risks particular to the Portfolio described in the PPM, and therefore, is not responsive to Item 9, which requires a description of the Portfolio’s investment objectives and how the Portfolio intends to achieve its investment objectives. Instead, the referenced disclosure simply includes certain generic disclosure about how the investment objectives described in Item 9 may be changed and the relevant notice and approval requirements associated with such changes. Therefore, the Trust intends to keep the referenced disclosure in its current location.

AllianzGI Global Managed Volatility Portfolio (for purposes of the following Comments and Responses, the “Portfolio”)

13.

^Comment: The Staff notes that the following language (the “50% Policy”) is included in the “Principal Investment Strategies” section of the Portfolio Summary: “Under normal circumstances, the Portfolio will not invest in companies located in any single country (including the U.S.) in excess of the larger of: (i) 50% of its net assets, or (ii) a portion of its net assets equal to 5% more than the applicable country’s weight in the

Index.” Please (i) indicate how the Portfolio determines the location of issuers for purposes of this test and (ii) explain supplementally how this policy reconciles with Staff guidance on the use of the word “global” in fund names, as summarized in Investment Company Institute Memorandum 26215, “SEC Staff Comments on Fund Names (Rule 35d-1),” June 4, 2012 (the “2012 Guidance”).

^Response: In response to part (i) of this comment, the Trust submits that the “Characteristics and Risks of Securities and Investment Techniques—Location of Issuers” section of the PPM addresses this point in a manner that provides investors with sufficient information. Specifically, disclosure in that section of the PPM currently states:

Certain Portfolio policies are determined by reference to whether an issuer is “located in” a particular country or group of countries. In determining whether an issuer is “located in” a particular country for those purposes, the Manager or the Sub-Adviser will consider a number of factors, including but not limited to: (i) whether the issuer’s securities are principally traded in the country’s markets; (ii) where the issuer’s principal offices or operations are located; (iii) where the issuer is headquartered or organized; and (iv) the percentage of the issuer’s revenues derived from goods or services sold or manufactured in the country. The Manager or the Sub-Adviser may also consider other factors in making this determination.

In response to part (ii) of this comment, the Trust notes that the 2012 Guidance indicates the Staff’s view that, although “global” is not a term expressly covered by Rule 35d-1 under the 1940 Act, it connotes diversification among investments in a number of different countries throughout the world, and that one approach to satisfying the standards of Section 35(d) in this context is for a fund with “global” in its name to normally invest at least 40% of assets outside the U.S. and in three different countries (the “40% Test”). The Portfolio intends to observe the 40% Test and does not believe that it conflicts with the Portfolio’s 50% Policy. The 50% Policy establishes a limit on the proportion of the Portfolio’s assets that may be invested in any one country and the 40% Test calls for investment in at least three different countries (with at least 40% of assets outside the U.S.). The Portfolio can and intends to comply with both the 40% Test and the 50% Policy simultaneously, and will observe whichever of the two is more restrictive under the circumstances.

14.	Comment: The Staff notes that a portfolio may treat a company domiciled, incorporated, organized, headquartered, or located and/or principally traded in the U.S. as tied economically to a country or countries outside the U.S. if the portfolio demonstrates to the SEC that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed, in the country or countries outside the U.S. Alternatively, the company must have at least 50% of its assets in that country or countries. Please confirm that the Portfolio adheres to one of these approaches.

Response: For purposes of compliance with Portfolios’ policies, the Trust determines the location of an issuer pursuant to the methodology outlined in “Characteristics and Risks of Securities and Investment Techniques—Location of Issuers” in the PPM. This disclosure currently states that in determining whether an issuer is “located in” a particular country or group of countries, the relevant investment adviser will consider, among other factors:

“(i) whether the issuer’s securities are principally traded in the country’s markets; (ii) where the issuer’s principal offices or operations are located; (iii) where the issuer is headquartered or organized; and (iv) the percentage of the issuer’s revenues derived from goods or services sold or manufactured in the country. The Manager may also consider other factors in making this determination. No single factor will necessarily be determinative nor must all be present for the Manager to determine that an issuer is in a particular country.”

The Trust believes that this disclosure is appropriate and adequate, as is the underlying policy. The Trust notes that there is no established legal rule or clear Staff guidance governing determinations of issuers’ locations for purposes of Rule 35d-1 or self-imposed investment policies. The Trust believes that its existing approach is consistent with the principles underlying Rule 35d-1 and is consistent with the reasonable expectations of investors. The Trust respectfully submits that the criteria suggested by this comment are not practical in all situations. For example, certain issuers may not derive 50% of revenue from or keep 50% of their assets in any one country, but rather may have their revenues and assets spread across a range of countries; under the Staff’s criteria, such issuers could not be understood to be located in any country for Rule 35d-1 purposes.

15.	Comment: Please consider removing or clarifying the “Management of the Portfolio—Manager/Sub-Adviser Relationship” subsection, perhaps by indicating that the Portfolio does not currently have a sub-adviser.

Response: The Trust intends to move the referenced disclosure to the SAI for all Portfolios.

AllianzGI Global Small-Cap Opportunities Portfolio (for purposes of the following Comments and Responses, the “Portfolio”)

Principal Investment Strategies and Principal Risks

16.	*Comment: The Staff notes that the Portfolio’s investment objective is tied to companies with market capitalizations no larger than those of companies included in the MSCI ACWI Small Cap Index, which had capitalizations of up to $8.93 billion as of December 31, 2016. Please consider revising the Portfolio’s investment objective so that the definition of “small-cap” is tied to a more reasonable capitalization range, or explain supplementally why a capitalization of $8.93 billion would be considered “small-cap.”

*Response: The Trust submits that its use of the market capitalization range of the MSCI ACWI Small Cap Index for the Portfolio is both reasonable and helpful to investors. The Trust notes that the ACWI Small Cap Index is a standard index used by many funds throughout the industry to define “small-cap” companies. The Trust therefore believes that the reference to the MSCI ACWI Small Cap Index provides an accurate and reasonable definition of “small-cap” and respectfully declines to make the requested change.

Prior Related Performance Information

17.	*Comment: Please revise the disclosure to indicate that “net of fees” returns are net of all actual fees.

*Response: The Trust has reviewed the Staff’s guidance in the Nicholas-Applegate Letter with respect to “net of fees” disclosure and believes the existing calculation, presentation and description of composite performance is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. The Trust notes further that the composite included in this section may contain separately managed and other institutional accounts that do not involve the same types of fees and expenses (e.g., custody expenses, sales loads and distribution fees, among others), as do the corresponding Portfolio, and, instead, involve only an advisory fee paid to AllianzGI U.S. Thus, the Trust respectfully declines to make changes to the “net of fees” performance presentation in response to this comment.

18.	*Comment: The Staff notes that the definition of the term “Composite” in this section refers to only two accounts. Please consider using a term other than “Composite” in this section, as the term is potentially misleading.

*Response: GIPS defines a “Composite” as: “an aggregation of one or more portfolios managed according to a similar investment mandate, objective, or strategy and is the primary vehicle for presenting performance to prospective clients.”1 Because an aggregation of two accounts would fall within the definition of a “Composite” under GIPS standards, the Trust believes the its current disclosure is helpful to investors and not misleading and declines to make the requested change.

[1]	See GIPS Guidance Statement on Composite Definition, CFA Institute (Sept. 28, 2010), available at: http://www.gipsstandards.org/standards/Documents/Guidance/gs_composite_definition_clean.pdf?PageName=searchresults&ResultsPage=1.

AllianzGI Advanced Core Bond Portfolio (for purposes of the following Comments and Responses, the “Portfolio”)

Characteristics and Risks of Securities and Investment Techniques

19.	*Comment: Please move the disclosure in the sub-section titled “Defensive Strategies” to the Portfolio’s Item 9 disclosure.

*Response: The Trust respectfully submits that the current location of the disclosure regarding defensive strategies is appropriate and compliant with Form N-1A. The Trust notes that the Portfolio’s Item 9 disclosure already contains the following disclosure: “In response to adverse market, economic, political or other conditions, the Portfolio may deviate from its principal strategies by making temporary investments of some or all of its assets in high-quality fixed income securities, cash and cash equivalents. The Portfolio may not achieve its investment objective when it does so.” The Trust believes the additional information included in the “Defensive Strategies” section of the “Characteristics and Risks of Securities and Investment Techniques” section of the PPM acts as a glossary of additional information regarding the instruments described in response to Item 9 and is helpful to investors. Therefore, the Trust intends to keep the referenced disclosure in its current location.

20.	*Comment: Please move the disclosure in the sub-sections titled “Loans of Portfolio Securities” and “Short Sales” to the Portfolio’s Item 9 disclosure.

*Response: The Trust respectfully submits that the current location of the disclosure regarding loans of portfolio securities and short sales is appropriate and consistent with the requirements of Form N-1A. The Trust believes the information included in the “Loans of Portfolio Securities” and “Short Sales” sections of the PPM do not describe the investment objectives, principal investment strategies or related risks particular to the Portfolio described in the PPM, and therefore, are not responsive to Item 9, which requires a description of the Portfolio’s investment objectives and how the Portfolio intends to achieve its investment objectives. Instead, the referenced disclosures describe the characteristics and risks of an additional investment technique which is not a principal investment strategy but may be used by the Portfolio from time to time. Therefore, the Trust intends to keep the referenced disclosure in its current location.

AllianzGI Discovery U.S. Portfolio (for purposes of the following Comments and Responses, the “Portfolio”)

Principal Investment Strategies and Principal Risks

21.	*Comment: The Staff notes that the Portfolio’s Principal Investment Strategies indicates that the Portfolio may utilize “foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.” Please specify what “other” derivative instruments the Portfolio may use a principal investment strategy.

*Response: The Trust respectfully submits that its current disclosure with respect to the types of derivative instruments the Portfolio may utilize is sufficient and helpful to investors. The Portfolio retains some flexibility as to the specific derivative instruments it may utilize in the future. The Trust believes that the above-referenced language provides helpful color to investors as to the nature and extent of the types of derivatives that have historically been used by the Portfolio. Therefore, the Trust declines to make the requested change.

22.	*Comment: Please explain supplementally why the BofA Merrill Lynch 3-Month US Treasury Bill Index is an appropriate broad-based securities market index for the Portfolio to use as a point of comparison in the Average Annual Total Returns table in the “Performance Information” section of the Portfolio summary in compliance with Item 4(b)(2)(iii) of Form N-1A.

*Response: The Portfolio is a managed-volatility product that uses long and short positions and can be reasonably compared to the referenced index. The Trust believes the BofA Merrill Lynch 3-Month US Treasury Bill Index is an appropriate broad-based market index for the Portfolio because it is a well-known, widely published, industry-standard benchmark which tracks the performance of the 3-month U.S. Treasury Market. The Trust notes that Form N-1A defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Portfolio, its investment adviser, or principal underwriter, unless the index is widely recognized and used. The Trust believes that the BofA Merrill Lynch 3-Month US Treasury Bill Index fits this definition.

SAI Comments

23.	*Comment: Please move the following disclosure in the section of the SAI titled “Investment Objectives and Policies—Short Sales” to the Portfolio Summary in the AllianzGI Discovery U.S. Portfolio’s PPM to the extent that it describes a principal investment strategy of the Portfolio:

The AllianzGI Discovery U.S. Portfolio may enter into loan agreements in order to effect the borrowing of securities that the portfolio managers wish to sell short. Under such loan agreements, the Portfolio may utilize various ways of collateralizing its obligation to return the borrowed securities, including by pledging securities held in the Portfolio’s custodial account, or by delivering cash or cash equivalents to the counterparty of the loan agreement. These loan agreements may provide that, at the option of the Portfolio, settlement may be made by delivery of cash equal to the difference between (a) the sum of (i) the market value of the securities sold short at the time the loan agreement is closed out and (ii) transaction costs associated with the acquisition in the market by the loan agreement counterparty of the securities sold short and (b) the repurchase price specified in the loan agreement. Because that cash amount represents the fund’s maximum loss in the event of the insolvency of the counterparty, the Portfolio will, except where the local market practice for foreign securities to be sold short requires payment prior to delivery of such securities, treat such estimated amount, rather than the full notional amount of the loan agreement, as its “investment” in securities of the counterparty for purposes of all applicable investment restrictions, including its fundamental policy with respect to diversification.

*Response: The Trust has reviewed the referenced disclosure and notes that the referenced disclosure is intended to describe the mechanics of the Portfolio’s trading practices with respect to certain loan agreements relating to the Portfolio’s short selling practices under the Portfolio’s enhanced custody model. The Trust confirms that the referenced disclosure does not describe the Portfolio’s principal investment strategies and therefore respectfully submits that the current placement of the disclosure is appropriate.

24.	*Comment: The Staff notes that disclosure in the section titled “Investment Practices, Policies, Strategies and Risks–Mortgage-Related and Asset-Backed Securities–Mortgage Pass-Through Securities” currently states: “In the case of privately issued mortgage-related securities, the Portfolios take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” Please consider revising this disclosure in light of the Staff’s position that, for purposes of a fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries.

*Response: The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specifies how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”2

[2]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a Portfolio’s industry concentration policy is therefore reasonable and appropriate and respectfully declines to revise the disclosure relating to privately issued mortgage-related securities.

25.	^Comment: The Staff notes that the “Distribution of Trust Shares—Purchases and Redemptions” disclosure currently states:

Redemptions of Portfolio shares may be suspended when trading on the New York Stock Exchange is restricted or during an emergency that makes it impracticable for the Portfolios to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the SEC for the protection of investors. Under these and other unusual circumstances, the Trust may suspend redemptions or postpone payments for more than seven days, as permitted by law.

Please consider clarifying the last (bolded) sentence in the above-quoted disclosure to more closely track the language and requirements of Section 22(e) of the 1940 Act and related rules, noting in particular the meaning of and legal basis for the inclusion of the phrase “or other unusual circumstances.”

^Response: The Trust has reviewed the referenced disclosure and notes that the phrase “as permitted by law” was added to the last sentence of the above-quoted disclosure in response to a previous, similar comment from the Staff related to another registrant in the Allianz Global Investors fund complex. The Trust believes that current disclosure, including the phrase “or other unusual circumstances,” clearly indicates that the Trust will only suspend redemptions or postpone payment for redeemed shares as permitted by the 1940 Act and other applicable law. The Trust therefore believes that the referenced disclosure is both accurate and helpful to investors and respectfully declines to revise its disclosure in response to this comment.

26.	^Comment: Please provide an explanation for the inclusion of the section titled “Other Information—Forward-Looking Statements”.

^Response: The Trust respectfully submits that its current disclosure regarding forward-looking statements is appropriate and compliant with Form N-1A. The Trust believes that disclosing the risks, uncertainties and assumptions associated with forward-looking statements is helpful to investors by alerting them to the inherently uncertain nature of the events and circumstances reflected in such statements.

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Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt

Robert M. Schmidt, Esq.

cc:	Thomas J. Fuccillo, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.